Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month		Six month
	period ended		period ended
	June 30,		March 31,
	2006	2005	2006	2005
Net income
Net income - basic and diluted	$1,893	$2,249	$4,111	$4,484

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,083	4,208	4,080	4,205
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	275	168	280	276
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(181)	(101)	(197)	(183)
Weighted average common and common
equivalent stock outstanding - diluted	4,177	4,275	4,163	4,298

Earnings Per Common and Common
Equivalent Share
Basic	$0.46	$0.53	$1.01	$1.07
Diluted	$0.45	$0.53	$0.99	$1.04